UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 12, 2014

Commission File Number: 001-32945

WNS (HOLDINGS) LIMITED

(Translation of registrant’s name into English)

Jersey, Channel Islands

(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-[6797-6100][cf. 4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

WNS (Holdings) Limited (the “Company”) is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration No: 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), and Form S-8 (File No. 333-191416).

Other Events

At the Annual General Meeting of shareholders (“AGM”) held on September 12, 2014, the following resolutions, which were set forth in the notice of AGM dated August 11, 2014, were duly approved and passed by the shareholders of the Company:

•	Adoption of the annual audited accounts of the Company for the financial year ended March 31, 2014, together with the auditors’ report;

•	Re-appointment of Grant Thornton India LLP as the auditors of the Company until the next annual general meeting of the Company to be held in respect of the financial year ending March 31, 2015;

•	Approval of auditors’ remuneration for the financial year ending March 31, 2015;

•	Re-election of Mr. Keshav R. Murugesh, Mr. Albert Aboody and Mr. Michael Menezes as Class II Directors; and

•	Approval of Directors’ remuneration and other benefits for the period from the AGM until the next AGM of the Company to be held in respect of the financial year ending March 31, 2015;

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: September 12, 2014	By:	/s/ Ronald D’Mello
	Name:	Ronald D’Mello
	Title:	General Counsel